September 19, 2019

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jim Allegretto

Sondra Synder

Re:	Farfetch Limited

Form 20-F for Fiscal Year Ended December 31, 2018

Filed on March 1, 2019

File No. 001-38655

Ladies and Gentlemen:

We have set forth below our response to the comment of the Securities and Exchange Commission staff (the “Staff”) in the letter from the Staff dated September 11, 2019, concerning the Form 20-F filed March 1, 2018 (File No. 001-38655) by Farfetch Limited (the “Company”).

For ease of reference in this letter, your comment appears in bold directly above the Company’s responses.

Form 20-F for Fiscal Year Ended December 31, 2018

Consolidated Financial Statements

Note 2.3 Summary of significant accounting policies

g) Foreign currencies, page F-11

1.

We note your disclosure that the U.S. Dollar is your functional currency. In Note 30 on page F-41 you indicate that your functional currency changed from the pound sterling to the U.S. Dollar in January 2019 as the result of a gradual change in the primary economic environment in which Farfetch UK Limited operates. Please tell us how you determined that the U.S. Dollar was your functional currency in accordance with the guidance in IAS 21, paragraphs 9 through 13. In particular we note your disclosure that the U.S. Dollar had become the dominant currency for your expected receipts and expenses. However, we note it appears most of your operations and employees appear to be located outside the U.S. We may have further comment after reviewing your response.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the change in functional currency in January 2019 is solely for Farfetch UK Limited, which is the principal trading subsidiary of Farfetch Limited, the registrant. The functional currency of

Farfetch UK Limited changed from pound sterling to the U.S. Dollar on January 1, 2019 because of a change in its underlying transactions, events and conditions whereby the dominant currency of Farfetch UK Limited’s sales, operating receipts, costs and financing activities gradually moved away from pound sterling to U.S. Dollars. The functional currency of Farfetch Limited, the ultimate parent of Farfetch UK Limited, is U.S. Dollars, which has not changed since Farfetch Limited was incorporated, and became the ultimate parent of Farfetch UK Limited, immediately prior to Farfetch Limited’s initial public offering in 2018 (the “IPO”), as described in our registration statement filed in connection with that offering.

IAS 21: The Effects of Changes in Foreign Exchange Rates, paragraphs 9 through 13 define the functional currency as the currency of the primary economic environment in which the entity operates. It lists factors to determine the functional currency being the currency that mainly influences sales prices as well as labor, materials and other costs for goods and services. It also says that the currency in which funds from financing activities and operating receipts are retained are also indictors. Whilst Farfetch UK Limited’s operations and employees are primarily located outside the United States, as indicated by the Staff, the United States is the largest single operating market for Farfetch UK Limited from a consumer location (or demand) perspective. As a result, Farfetch UK Limited predominantly prices items sold, and generates cash (and also retains this cash) in U.S. Dollars, and the U.S. Dollar is the dominant currency for the income, costs and cash flows of Farfetch UK Limited.

Historically, pound sterling cash flows were most significant to the business, however, in January 2019, the most recently available three-year cash flow projections for Farfetch UK Limited indicated that the U.S. Dollar will continue to grow as the business’s most significant currency. We expect this trend to continue for the foreseeable future. This analysis also included the recent mergers and acquisitions we have made. We also note that Farfetch UK Limited’s operating costs are directly and indirectly influenced by U.S. Dollars. A significant proportion of Farfetch UK Limited’s fulfillment and demand generation costs are linked to the U.S. Dollar, whereby the pound sterling equivalent incurred fluctuates as foreign exchange rates change. It should also be noted that Farfetch UK Limited’s finance and funding activities are also denominated in U.S. Dollars, including its funding via Farfetch Limited’s IPO proceeds, which are recorded as intercompany loans. Farfetch UK Limited retains the majority of its cash in U.S. Dollars.

After due consideration of the IAS 21 guidance in paragraphs 9 through 13, we concluded the U.S. Dollar to be the dominant currency of Farfetch UK Limited following our review of Farfetch UK Limited’s historic trading results and cash flows against the guidance. This was also consistent with our three-year cash flow projections finalized in January 2019. From the timing of this review, which coincided with our annual budgetary process, we determined that the change of functional currency occurred on January 1, 2019 when this process was completed.

If you have any questions or require additional information, please do not hesitate to call me at +44 20 7549 5900.

Very truly yours,

/s/ Elliot Jordan
Elliot Jordan
Chief Financial Officer

cc:	(via email)

James Maynard, Farfetch Limited

Ian D. Schuman, Esq., Latham & Watkins LLP